United States securities and exchange commission logo





                          September 27, 2022

       Fei Wang
       Chief Executive Officer
       Yong Bai Chao New Retail Corporation
       3209, South Building, Building 3,
       No. 39 Hulan West Road, Baoshan District
       Shanghai, People   s Republic of China, 200443

                                                        Re: Yong Bai Chao New
Retail Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            Supplemental
response letter dated September 14, 2022
                                                            File No. 000-56129

       Dear Mr. Wang:

              We have reviewed your September 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 17, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       General

   1. We have reviewed your response to comment number 1. To the extent your acquisition of
                                                        Yong Bai Chao New
Retail (Shenzen) Co. Ltd. ("YBC") or any other China-based entity acquisition has been
consummated by the time your next Form 10-K is filed, we would expect you to fully
comply with all of the requirements specified in the Division of
                                                        Corporation Finance's
Sample Letter to China-Based Companies issued by the Staff in
                                                        December 2021, such as
those disclosure requirements pertaining to contractual
                                                        arrangements between
any Wholly Foreign-Owned Enterprise ("WFOE") and the variable interest entities
("VIE's"), including providing a diagram of your corporate structure
 Fei Wang
Yong Bai Chao New Retail Corporation
September 27, 2022
Page 2
         identifying the person or entity that owns the equity in each depicted entity, and a description of the conditions you expect to have satisfied for consolidation of the VIEs under U.S. GAAP, and to disclose that you will be the primary beneficiary of the VIEs for accounting purposes. Further, provide a clear description of how cash will be transferred through your organization, including any dividends or distributions that a subsidiary or consolidated VIE makes to you, and subsequent to U.S. investors. Also, disclose whether you have been or expect to be identified by the Commission under the HFCAA. We may have further comment upon review of your response and of the actual disclosures provided in your next Form 10-K.

      You may contact Beverly Singleton at (202) 551-3328 or Melissa Gilmore at
(202) 551-
3777 with any questions.



FirstName LastNameFei Wang                                   Sincerely,
Comapany NameYong Bai Chao New Retail Corporation
                                                             Division of
Corporation Finance
September 27, 2022 Page 2                                    Office of
Manufacturing
FirstName LastName